Determination of Asset Revaluation

POSCO has decided to conduct an asset revaluation for the purpose of adopting the IFRS.

•	Subject of Revaluation : Parts of Plant and Equipments located at Pohang and Gwangyang Works (thereafter “The Machinery”)

• Book Value of The Machinery as of December 31, 2009 : KRW 59,408,677,425
- Valuation Date : December 31, 2009